Pricing Term Sheet
dated November 15, 2012

Filed pursuant to Rule 433
Registration Statement No. 333-184878
Supplementing the Preliminary
Prospectuses each dated November 14, 2012

Vector Group Ltd.
Concurrent Offerings of

$200,000,000 principal amount of
Variable Interest Convertible Senior Notes due 2019
(the “Convertible Senior Notes Offering”)

and

6,114,000 Shares of Common Stock
(the “Common Stock Offering”)

The information in this pricing term sheet relates only to the Convertible Senior Notes Offering and the Common Stock Offering and should be read together with (i) the preliminary prospectus supplement dated November 14, 2012 relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein and the related base prospectus dated November 9, 2012, and (ii) the preliminary prospectus supplement dated November 14, 2012 relating to the Common Stock Offering, including the documents incorporated by reference therein and the related base prospectus dated November 9, 2012, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. This pricing term sheet supplements and, to the extent of a conflict, supersedes the information in the foregoing prospectuses with respect to the Convertible Senior Notes Offering and Common Stock Offering, respectively.

Both Offerings Issuer:	Vector Group Ltd., a Delaware corporation
Ticker / Exchange for Common Stock:	VGR / The New York Stock Exchange (“NYSE”)
Trade Date:	November 15, 2012
Settlement Date: Underwriting:	November 20, 2012 The Sole Book-Running Manager will receive a structuring fee of $611,400 in connection with the Convertible Senior Notes Offering and the Common Stock Offering
Offerings Contingent:	The Common Stock Offering is contingent upon the closing of the Convertible Senior Notes Offering, and the Convertible Senior Notes Offering is contingent upon the closing of the offering of the Common Stock Offering

Convertible Senior Notes Offering
Convertible Senior Notes:	Variable Interest Convertible Senior Notes due 2019 (the “Notes”)
Aggregate Principal Amount Offered:	$200,000,000 principal amount of the Notes (or a total of $230,000,000 principal amount of the Notes if the underwriter exercises in full its over-allotment option to purchase additional Notes)
Public Offering Price:	100% of principal amount

Maturity:	January 15, 2019, unless earlier converted or repurchased
Annual Interest Rate:	2.50%, with an additional amount of cash interest payable on each Interest Payment Date based on the amount of cash dividends per share paid by the Issuer on the Common Stock during the prior three-month period ending on the Record Date for such interest payment multiplied by the total number of shares of the Common Stock into which the Notes are convertible on such Record Date (together, the “Total Interest”). Notwithstanding the foregoing, however, the interest payable on each Interest Payment Date shall be the higher of (a) the Total Interest and (b) 7.50% per annum. In addition, if the Notes would otherwise constitute “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, on each Interest Payment Date on or after January 15, 2018, the Issuer will pay additional interest on a Note in an amount equal to the amount required to be paid to prevent such Note from being treated as an applicable high yield discount obligation
Comparable Yield:	8.00%
Interest Payment Dates and Record Dates:	Interest will accrue from the Settlement Date or from the most recent date to which interest has been paid or duly provided for, and will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, to the person in whose name the Note is registered at the close of business on January 1, April 1, July 1 or October 1, as the case may be, immediately preceding the relevant Interest Payment Date
Last Reported Sale Price of Common Stock on NYSE on November 14, 2012:	$15.20 per share of Common Stock
Reference Price:	$14.80 per share of Common Stock, the Public Offering Price per share in the Common Stock Offering
Conversion Premium:	Approximately 25.00% above the Reference Price
Initial Conversion Price:	Approximately $18.50 per share of Common Stock
Initial Conversion Rate:	54.0541 shares of Common Stock per $1,000 principal amount of the Notes, subject to adjustment
Use of Proceeds:	The Issuer estimates that the net proceeds from the Convertible Senior Notes Offering will be approximately $190.2 million (or approximately $219.0 million if the underwriter exercises its over-allotment option to purchase additional Notes in full), after deducting the underwriter’s discount and estimated fees and expenses payable by the Issuer. The Issuer plans to use the net proceeds from the Convertible Senior Notes Offering for general corporate purposes, including in its existing tobacco business and in additional investments in real estate through its wholly owned subsidiary, New Valley LLC. The Issuer may also consider using a portion of the proceeds of the Convertible Senior Notes Offering to address upcoming debt maturities. Pending the use of the net proceeds from the Convertible Senior Notes Offering, the Issuer may invest the proceeds in short-term securities

Sole Book-Running Manager:	Jefferies & Company, Inc.
CUSIP Number:	92240M AY4
ISIN Number:	US92240MAY49
Fundamental Change:	If the Issuer undergoes certain corporate transactions or events that constitute a “fundamental change” (as defined in the preliminary prospectus supplement dated November 14, 2012 for the Convertible Senior Notes Offering), a holder will have the option to require the Issuer to repurchase all or any portion of the holder’s Notes in integral multiples of $1,000 principal amount. The fundamental change repurchase price will be 100% of the principal amount of the Notes to be repurchased plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. The Issuer will pay cash for all convertible notes so repurchased
Adjustment to Shares Delivered Upon Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of Common Stock that will be added to the conversion rate per $1,000 principal amount of the Notes for each stock price and effective date set forth below in certain circumstances in connection with a “make-whole fundamental change” (as defined in the preliminary prospectus supplement dated November 14, 2012 for the Convertible Senior Notes Offering):

	Stock Price
Effective Date	$14.80	$15.25	$16.00	$17.00	$18.50	$21.00	$25.00	$30.00	$37.00	$45.00

November 20, 2012	13.5135	13.4186	13.2015	12.8479	9.4826	5.9015	3.0047	1.4945	0.6119	0.1678
January 15, 2013	13.5135	13.3522	13.0826	12.5380	9.2666	5.7306	2.9083	1.4426	0.5869	0.1567
January 15, 2014	13.5135	13.2001	12.7737	12.0413	8.7458	5.2339	2.5343	1.2189	0.4855	0.1195
January 15, 2015	13.5135	12.9067	12.4034	11.3216	8.0145	4.5687	2.0682	0.9597	0.3742	0.0795
January 15, 2016	13.5135	12.5915	11.9348	10.2654	6.9764	3.6770	1.5021	0.6740	0.2590	0.0403
January 15, 2017	13.5135	12.2584	11.3548	8.8487	5.5858	2.5351	0.8685	0.3930	0.1553	0.0143
January 15, 2018	13.5135	11.8981	10.0267	7.0263	3.7156	1.0849	0.2357	0.1231	0.0484	0.0022
January 15, 2019	13.5135	11.5197	8.4459	4.7695	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and the later effective dates, as applicable, based on a 365-day year.
•	If the stock price is greater than $45.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
•	If the stock price is less than $14.80 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased as a result of this section to exceed 67.5676 shares of Common Stock per $1,000 principal amount of the Notes, subject to adjustment in the same manner, at the same time and for the same events for which the Issuer must adjust the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the preliminary prospectus supplement dated November 14, 2012 for the Convertible Senior Notes Offering.

Common Stock Offering
Title of Securities:	Common stock, par value $0.10 per share, of the Issuer (the “Common Stock”)
Shares Offered:	Up to 6,114,000 shares of Common Stock, which we will lend to Jefferies & Company, Inc. (the “Share Borrower”) to offer and sell. The Share Borrower will initially offer and sell to the public, concurrently with the Convertible Senior Notes Offering, the Fixed Price Shares at the Public Offering Price for settlement on the Settlement Date. From time to time after the completion of the offering of the Fixed Price Shares, the Share Borrower will offer and sell to the public the Variable Price Shares at prices prevailing in the market at the time of sale or at negotiated prices. The Variable Price Shares will be sold from time to time in transactions, including block sales, on NYSE, in the over-the-counter market, in negotiated transactions or otherwise. In connection with the sale of the Variable Price Shares, the Share Borrower, or its affiliates, may effect such transactions in subsequent offerings by selling the Variable Price Shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the Share Borrower and/or from purchasers of Variable Price Shares for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that the Share Borrower, or its affiliates, sells the Variable Price Shares, it or its affiliates may, in their discretion, purchase an equal number of shares of our Common Stock on the open market

Fixed Price Shares:	Up to 3,057,000 shares of Common Stock
Variable Price Shares:	Up to 3,057,000 shares of Common Stock
Last Reported Sale Price of Common Stock on NYSE on November 14, 2012:	$15.20 per share of Common Stock
Public Offering Price:	$14.80 per share of Common Stock
Use of Proceeds:	The Issuer will not receive any proceeds from the Common Stock Offering, other than a nominal loan fee from the Share Borrower equal to $0.10 per share of Common Stock loaned to the Share Borrower. The Issuer expects to use those proceeds for general corporate purposes. The Share Borrower or its affiliates will receive all the proceeds from the Common Stock Offering
Sole Book-Running Manager:	Jefferies & Company, Inc.
CUSIP Number:	92240M108
ISIN Number: Underwriting:

US92240M1080

Ladenburg Thalmann & Co. Inc. (“Ladenburg”) will be a member of the selling group in the Common Stock Offering.  Ladenburg is an affiliate of the Issuer and would be deemed to have a “conflict of interest” as defined in Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”).  Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121.  In accordance with Rule 5121, Ladenburg will not make sales to discretionary accounts without the prior written consent of the customer

The Issuer has filed a registration statement (including preliminary prospectus supplements each dated November 14, 2012 and an accompanying prospectus dated November 9, 2012) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Vector Group Ltd., 100 S.E. Second Street, Miami, Florida 33131, Telephone Number: (305) 579-8000.

This communication should be read in conjunction with the preliminary prospectus supplements dated November 14, 2012 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.